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March 27, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
RE:	UGI Utilities, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Form 8-K Filed November 14, 2007
File No. 1-1398
Dear Mr. Owings:
This letter is submitted on behalf of UGI Utilities, Inc. (the “Company” or “UGI Utilities”) to respond to the comments included in your letter dated March 10, 2008 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2007, filed November 29, 2007 and the Form 10-Q for the quarterly period ended December 31, 2007, filed February 8, 2008 and the Form 8-K filed November 14, 2007.
Form 10-K for the Fiscal Year Ended September 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 15
Financial Condition and Liquidity, page 20
1. In the disclosure regarding indebtedness of UGI Utilities on page 20, please disclose briefly what constitutes the $702.0 million of outstanding indebtedness at September 30, 2007. In this regard, we note the disclosure that there was $190.0 million outstanding under UGI Utilities’ credit agreement at September 30, 2007. In addition, we note the cross-reference to more detailed disclosure in Note 4 to UGI Utilities’ financial statements; however, please indicate a brief description on page 20.

Mr. H. Christopher Owings
March 27, 2008

UGI Utilities, Inc. Response
In future filings, Management’s Discussion and Analysis of Financial Condition and Results of Operations will include a brief description of what constitutes the total debt of UGI Utilities. The format and content of such brief description will generally be as follows:
“UGI Utilities’ total debt outstanding at September 30, 2007 was $702.0 million. Total debt outstanding includes long-term debt of $512.0 million and $190.0 million of bank loans outstanding under UGI Utilities Revolving Credit Agreement.”
Contractual Cash Obligations and Commitments, page 23
2. Please disclose the nature of the other noncurrent liabilities reflected in your balance sheet and excluded from the table together with pertinent data for an understanding of the timing and amount of such obligations. Refer to Item 303(a)(5) of Regulation S-K.
UGI Utilities, Inc. Response
The components of the other noncurrent liabilities included in the Company’s consolidated balance sheet at September 30, 2007 principally consist of pension and other postemployment benefit liabilities and estimated obligations under environmental remediation agreements. These liabilities are not included in the table of Contractual Cash Obligations and Commitments because they are estimates of future payments and not contractually fixed as to timing or amount.
In future filings requiring tabular disclosure of contractual cash obligations and commitments, the Company will include footnotes to the table (1) describing the nature of the liabilities included in other noncurrent liabilities and (2) explaining that these liabilities are excluded from the table because they are estimates of future payments and not contractually fixed as to timing and amount. Such footnote information will include cross- references to related footnotes in the financial statements that describe more fully the nature of these liabilities.
Financial Statements
Notes to Consolidated Financial Statements, page F-10
Note 2 — Acquisition of PG Energy, page F-17
3. It does not appear that you recognized intangible assets apart from goodwill in connection with the acquisition. Please tell us how you applied the recognition criteria in paragraph 39 of SFAS 141. Also describe the facts and circumstances that support your determination whether to recognize acquired marketing-related, customer-related and contract-based intangible assets apart from goodwill. Refer to Appendix A of SFAS 141.

Mr. H. Christopher Owings
March 27, 2008

UGI Utilities, Inc. Response
In conjunction with the PG Energy Acquisition on August 24, 2006, the Company reviewed the guidance in SFAS 141, “Business Combinations,” with respect to the recognition of intangible assets apart from goodwill. Per the provisions of SFAS 141, an intangible asset shall be recognized as an asset apart from goodwill if it arises from a contractual or other legal right (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). In conjunction with the accounting for the PG Energy Acquisition, management reviewed the list of potential intangible assets included in Appendix A of SFAS 141. With respect to marketing-related, customer-related, and contract-based intangible assets the Company determined the following:
Market-related intangible assets
Trademark, trade name.
The Company ceased using the PG Energy trade name and commenced using the UGI Penn Natural Gas trademark and trade name, a new trade name and trademark, within 180 days from the Closing Date of the PG Energy Acquisition pursuant to First Amendment to the Settlement Agreement with PG&E Corporation (“PGE”), an unrelated third party, regarding the PG Energy trademarks (“PGE Settlement Agreement”). The PGE Settlement Agreement had been entered into by The Southern Union Company with PGE prior to the date of acquisition. Accordingly, the Company did not assign any of the purchase price to the trade name/trademark of PG Energy in accounting for the acquisition under SFAS 141.
Customer-related intangible assets
Customer lists
The acquired business, PG Energy, at the date of acquisition had approximately 160,000 customers who received natural gas service under Pennsylvania Public Utility Commission (“PUC”) —approved tariffs. The related customer lists are associated with the natural gas utility service provided pursuant to the Company’s utility franchise rights. The Company concluded that any value associated with these customer lists was included in the value associated with the utility franchise rights (as such utility franchise rights are further discussed below) and was not separable from such franchise rights. Accordingly, no allocation of the purchase price to these customer lists was made.

Mr. H. Christopher Owings
March 27, 2008

Customer relationships — contractual and noncontractual
As noted above, at the date of acquisition, PG Energy had approximately 160,000 customers who received natural gas service under PUC-approved tariffs. These customer relationships are associated with the gas service provided under utility franchise rights, included in the value associated with such utility franchise rights (as further discussed below), and are not separable from such franchise rights. Accordingly, no allocation of the purchase price to these customer relationships was made.
Contract-based intangible assets
Power purchase, fuel supply, operation and maintenance (“O&M”), tolling agreements
PG Energy had supply, storage and capacity contracts which were used for the purpose of providing gas service to its customers as required by its gas service tariffs. Under Pennsylvania law, the Company is permitted recovery of all prudently incurred costs under these contracts through a purchased gas cost rate recovery mechanism. Such recovery does not permit the recovery of any profit or other amount in excess of cost. On occasion, these contracts may be used to sell gas or provide capacity not needed to serve the Company’s tariff customers. In such case, any profits that may be received from these transactions are subject to a sharing mechanism in which a substantial portion of such margin is returned to the retail utility customer through a purchased gas cost recovery or refund mechanism. Any such transactions that may occur in the future are not established by any contract existing as of the acquisition date. Accordingly, UGI Utilities did not assign any value to these storage, transportation or capacity contracts in the purchase price allocation pursuant to SFAS 141.
O&M and construction contractor arrangements existing as of the date of acquisition are for periods of less than one year and reflect pricing obtained through recent competitive bid processes. Such contracts were used by PG Energy to provide for capital and O&M work to be performed principally on distribution system facilities. No above-market or below-market value has been associated with these contracts due to their recent competitive pricing and their short-term nature.
Franchise Agreements
PG Energy was the only regulated gas distribution utility having the right, granted by the PUC or by law, to provide gas distribution services in its service territory. These franchise rights to provide service are considered perpetual in nature and cannot be sold or transferred. As such, they are deemed to have an indefinite life and cannot be separated from the business. Because of the nature of these franchise rights and in accordance with standard utility industry practice, the Company does not believe that these rights are separable from goodwill in the allocation of the purchase price of the acquired business.

Mr. H. Christopher Owings
March 27, 2008

Note 3 — Regulatory Assets and Liabilities and Regulatory Matters, page F-19
4. Please disclose the remaining recovery periods of your regulatory assets. Please refer to paragraph 20 of SFAS 71.
UGI Utilities, Inc. Response
As noted in the paragraph following the table of regulatory assets and liabilities, the Company does not recover a rate of return on its regulatory assets. Paragraph 20 of SFAS 71 states that if a recovery of such major costs is provided without a return on investment during the recovery period, the enterprise shall disclose the remaining amounts of such assets and the remaining recovery period applicable to them.
In future filings where the components of regulatory assets are disclosed, the Company will disclose the nature of the regulatory assets and the periods over which such assets are expected to be recovered.
The additional disclosures following the table of regulatory assets and liabilities shall be generally as follows:
“Income taxes recoverable. This regulatory asset is the result of recording, as required by SFAS No. 109, “Income Taxes,” deferred tax liabilities pertaining to temporary tax differences relating to the Company, principally as a result of the pass through to ratepayers of accelerated tax depreciation for state income tax purposes, and the flow through of accelerated tax depreciation for federal income tax purposes for certain years prior to 1981. These deferred taxes have been reduced by deferred tax assets pertaining to utility deferred investment tax credits. The Company has recorded regulatory income tax assets related to these deferred tax liabilities representing future revenues expected to be recovered through the ratemaking process. Based upon current regulatory ratemaking and income tax laws, at September 30, 2007, the Company expects to recover deferred income taxes associated with these temporary differences over the average remaining life of the associated property ranging from 1 to approximately 50 years.
Retirement benefits. The PUC has authorized the Company to recover costs related to certain early retirement benefit costs and other postretirement benefit costs incurred subsequent to the adoption of SFAS 106, “Employees’ Accounting for Postretirement Benefits other than Pensions,” but prior to such amounts being reflected in tariff rates. At September 30, 2007, the Company expects to recover these costs over a period ranging from 2 to 13 years.

Mr. H. Christopher Owings
March 27, 2008

Environmental costs. Environmental costs represent the portion of estimated probable environmental remediation and investigation costs that the Company expects to incur in conjunction with the UGIPNG Multi-Site Remediation Consent Order and Agreement with the Pennsylvania Department of Environmental Protection. The Company is currently recovering and expects to continue to recover these costs in rates as they are incurred. At September 30, 2007, the Company expects to recover these costs over a period of 12 years.
Deferred fuel costs. Gas Utility’s tariffs contain clauses which permit recovery of certain purchased gas costs through the application of purchased gas cost (“PGC”) rates. The clauses provide for periodic adjustments to PGC rates for differences between the total amount of purchased gas costs collected from customers and recoverable costs incurred. Such unrecovered gas costs are generally recovered over a period of 1 to 2 years.
Other. Other regulatory assets comprise a number of items including, among others, deferred asset retirement costs incurred, deferred rate case expenses, customer choice implementation costs and deferred software development costs. At September 30, 2007, the Company expects that these costs will be recovered over a period of 1 to 5 years.”
Note 4 — Debt, page F-20
5. It appears that you are restricted from paying dividends under the maximum debt to capital ratio covenant of the revolving credit agreement. Please disclose the amount of retained earnings or net income restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X, or otherwise advise. Also disclose whether you are in compliance with the covenant as of the end of the most recent period presented and the ramifications of non-compliance. In addition, please tell us how the consolidated debt to consolidated capital ratio is computed.
UGI Utilities, Inc. Response
In future filings on Form 10-K, the Company will disclose whether or not it is in compliance with its restrictive covenants as of the end of the most recent period presented. In addition, if any of the Company’s consolidated retained earnings as of the most recent balance sheet date is restricted from distribution, the Company will disclose the amount and the source of such restriction. It should be noted that no amount of the Company’s retained earnings were restricted from dividend at September 30, 2007.
If there are any dividend restrictions at the end of any future fiscal years, such proposed disclosure will be substantially as follows:

Mr. H. Christopher Owings
March 27, 2008

“At September 30, 200X, $xxx million of the Company’s retained earnings were restricted from the payment of dividends pursuant to the Revolving Credit Agreement’s Consolidated Debt to Consolidated Total Capital ratio.”
In response to the Commission’s request for supplemental information as to how the consolidated debt to consolidated total capital ratio is calculated, such ratio, as defined in the Revolving Credit Agreement, is determined by (1) calculating the amount of debt of the Company and its subsidiaries, as defined, and dividing such amount by (2) the sum of (a) the Company’s consolidated debt as determined in (1) above and (b) the amount of the Company’s consolidated stockholder’s equity (excluding accumulated other comprehensive income attributable to the non-cash effects resulting from the application of FASB Statements No. 87, 88, 106, and 133).
Note 13 — Related Party Transactions, page F-33
6. Please disclose the methods used to allocate UGI corporate expenses incurred or paid on your behalf along with an assertion that the allocation methods used are reasonable. Please disclose an estimate of what expenses (other than income taxes and interest) would have been on a stand alone basis as an unaffiliated entity. Refer to Question 2 of SAB Topic 1:B:1.
UGI Utilities, Inc. Response
In future filings with the Commission, the Company will include expanded descriptive language generally as follows:
“UGI provides certain financial and administrative services to UGI Utilities. UGI bills UGI Utilities monthly for all direct expenses incurred by UGI on behalf of UGI Utilities, and an allocated share of indirect corporate expenses incurred or paid with respect to services provided to UGI Utilities. The allocation of indirect UGI corporate expenses to UGI Utilities utilizes a weighted, three-component formula comprising revenues, operating expenses and net assets employed and considers UGI Utilities’ relative percentage of such items to the total of such items for UGI’s other operating subsidiaries for which general and administrative services are provided. Management believes that this allocation method is reasonable and equitable to UGI Utilities.”
The allocation of parent corporate expenses to the Company has been and is subject to PUC review through periodic utility rate filings and other PUC periodic reviews. Additionally, given the nature of the services provided, management does not believe that it is practicable to estimate what such costs would have been on a stand alone basis.
Schedule II — Valuation and Qualifying Accounts, page S-1
7. Please separately present each material class of valuation and qualifying account included in the other reserves line item. Refer to Rule 12-09 of Regulation S-X.

Mr. H. Christopher Owings
March 27, 2008

UGI Utilities, Inc. Response
In future filings requiring a schedule of valuation and qualifying accounts, the Company will separately present any material classes of valuation and qualifying accounts.
Exhibits 31.1 and 31.2
8. Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace “this annual report” with “this report” in paragraph 2, replace “during the registrant’s fourth fiscal quarter” with “during the registrant’s most recent quarter (the registrant’s fourth fiscal quarter in the case of an annual report”) in paragraph 4(d) and include the parenthetical language “(or persons performing the equivalent functions)” at the end of paragraph 5. Please also revise certifications filed as exhibits to reports on Form 10-Q to the extent applicable.
UGI Utilities, Inc. Response
The Company will revise Exhibits 31.1 and 31.2 in all future filings to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K.
Form 8-K filed November 14, 2007
9. We note your presentation of adjusted diluted earnings per share and the reconciliation of the differences between the non-GAAP financial measure and the directly comparable financial measure calculated and presented in accordance with GAAP in the press release furnished as Exhibit 99. In future reports on Form 8-K, please clearly identify non-GAAP financial measures presented as such and also provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Refer to instructions of Item 2.02 of Form 8-K.
UGI Utilities, Inc. Response
In future reports on Form 8-K, the Company will clearly identify non-GAAP financial measures and it will also include the information required by Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Mr. H. Christopher Owings
March 27, 2008

Form 10-Q for the Fiscal Quarter Ended December 31, 2007
10. Please address the comments above in your Forms 10-Q as applicable.
UGI Utilities, Inc. Response
To the extent the responses above are applicable to the disclosures required or otherwise provided in quarterly reports on Form 10-Q, the Company will provide such disclosures or information in future filings.
* * * * *
If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.
Sincerely yours,
/s/ Linda L. Griggs
Linda L. Griggs

cc.	David W. Trego John C. Barney Richard R. Eynon Barry J. Misthal, PricewaterhouseCoopers LLP